U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

⌧ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended

Commission File Number

DEFI TECHNOLOGIES INC.
(Exact name of Registrant as specified in its charter)

Canada	7379	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number)

198 Davenport Road
Toronto, ON M5R 1J2
(Address and telephone number of Registrant’s principal executive offices)

Faegre Drinker Biddle & Reath LLP
200 Wells Fargo Center, 90 South Seventh Street
Minneapolis, Minnesota 55402, USA
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Kenny Choi	Ben A. Stacke
Defi Technologies Inc. 198 Davenport Road Toronto, ON M5R 1J2	Faegre, Drinker, Biddle & Reath LLP 2200 Wells Fargo Center 90 South Seventh Street Minneapolis, MN 55424

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	DEFT	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:
☐     Annual information form ☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: N/A.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐     No ⌧

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (Sec.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☐     No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
Emerging growth company ⌧

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

Yes ☐     No ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

EXPLANATORY NOTE – INTRODUCTORY INFORMATION

Defi Technologies Inc. (the “Company” or the “Registrant”) is a Canadian issuer eligible to prepare and file this registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the U.S.-Canadian multi-jurisdictional disclosure system. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3. The Company is filing this Form 40-F registration statement with the SEC to register its class of common shares under Section 12(b) of the Exchange Act.

FORWARD-LOOKING STATEMENTS

The Exhibits incorporated by reference into this registration statement contain forward-looking statements within the meaning of applicable securities laws that reflect management’s expectations with respect to future events, the Company’s financial performance and business prospects. All statements other than statements of historical fact are forward-looking statements. The use of the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would,” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated or implied in such forward-looking statements, including, without limitation, those described in the Company’s Annual Information Form for the financial year ended December 31, 2020 filed as Exhibit 99.77 to this registration statement. No assurance can be given that these expectations will prove to be correct and such forward-looking statements in the Exhibits incorporated by reference into this registration statement should not be unduly relied upon. The Registrant’s forward-looking statements contained in the Exhibits incorporated by reference into this registration statement are made as of the respective dates set forth in such Exhibits. Such forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. In preparing this registration statement, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof. Nor does the Registrant assume any obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this registration statement on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States.  The Registrant prepares its consolidated financial statements, which are filed with this registration statement on Form 40-F, in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, and they may be subject to Canadian auditing and auditor independence standards. IFRS differs in certain respects from United States generally accepted accounting principles (“U.S. GAAP”) and practices prescribed by the SEC. Therefore, such financial statements may not be comparable to financial statements prepared in accordance with U.S. GAAP.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.146 inclusive, as set forth in the Exhibit Index attached hereto.  The documents filed or incorporated by reference as Exhibits contain all information material to an investment decision that the Registrant, since January 1, 2020: (i) made or was required to make public pursuant to the laws of any Canadian jurisdiction; (ii) filed or was required to file with the TSX Venture Exchange (the "TSXV") or the NEO Exchange (the "NEO") and which was made public by the TSXV or the NEO, as applicable; or (iii) distributed or was required to distribute to its security holders.  In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consent of its auditors as Exhibit 99.146, as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this registration statement on Form 40-F.

DESCRIPTION OF COMMON SHARES

The required disclosure containing a description of the securities to be registered is included under the heading “Description of Share Capital” in the Registrant’s Annual Information Form for the financial year ended December 31, 2020, attached hereto as Exhibit 99.77.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any off-balance sheet transactions that have or are reasonably likely to have a current or future effect on the Registrant's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists, as of December 31, 2020, information with respect to the Registrant’s known contractual obligations (in Canadian dollars):

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	NIL	NIL	NIL	NIL	NIL
Capital (finance) lease obligations	NIL	NIL	NIL	NIL	NIL
Operating lease obligations	NIL	NIL	NIL	NIL	NIL
Purchase obligations	992,248	992,248	NIL	NIL	NIL
Other long-term liabilities (bonds, debentures, etc.)	NIL	NIL	NIL	NIL	NIL
Total	992,248	992,248	NIL	NIL	NIL

NASDAQ CORPORATE GOVERNANCE

Nasdaq Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of certain of the requirements of the Rule 5600 Series. A foreign private issuer that follows a home country practice in lieu of one or more provisions of the Rule 5600 Series shall disclose in its registration statement related to its initial public offering or first U.S. listing on Nasdaq, or on its website, each requirement of the Rule 5600 Series that it does not follow and describe the home country practice followed by the issuer in lieu of those requirements.

The Company does not follow Rule 5620(c), but instead follows its home country practice. The Nasdaq minimum quorum requirement under Rule 5620(c) for a meeting of shareholders is 33.33% of the outstanding common shares. The Company’s bylaws provide that two persons present in person, each being a shareholder entitled to vote at the meeting or a duly appointed proxyholder for an absent shareholder entitled to vote at the meeting shall be a quorum at any meeting of the shareholders. The foregoing is consistent with the laws, customs and practices in Canada.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F, the securities in relation to which the obligation to file an Annual Report on Form 40-F arises or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant will file with the Commission a Form F-X. Any change to the name or address of the Registrant’s agent and service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this registration statement:

Exhibit	Description
99.1	News release dated February 14, 2020
99.2	Form 13-502F1 Class 1 and Class 3B Reporting Issuers-Participation Fee Management Certification dated February 26, 2020
99.3	Routemaster Capital Inc. Financial Statements for the years ended December 31, 2018 and December 31, 2019
99.4	Routemaster Capital Inc. Management’s Discussion and Analysis for the year ended December 31, 2019 dated February 26, 2020
99.5	Form 52-109FV1 Certification of Annual Filings dated February 26, 2020 (CEO)
99.6	Form 52-109FV1 Certification of Annual Filings dated February 26, 2020 (CFO)
99.7	News release dated March 10, 2020
99.8	Form 51-102F3 Material Report Change dated March 12, 2020
99.9	Routemaster Capital Inc. Condensed Interim Financial Statements for the three months ended March 31, 2020 and 2019 dated April 24, 2020
99.10	Routemaster Capital Inc. Management’s Discussion and Analysis three months ended March 31, 2020 dated April 24, 2020
99.11	Form 52-109FV2 Certification of Interim Filings dated April 24, 2020 (CEO)
99.12	Form 52-109FV2 Certification of Interim Filings dated April 24, 2020 (CFO)
99.13	News release dated May 4, 2020
99.14	News release dated June 17, 2020
99.15	News release dated June 26, 2020
99.16	News release dated July 23, 2020
99.17	News release dated July 24, 2020
99.18	News release dated July 24, 2020
99.19	National Instrument 62-103 Appendix E Form 62-103F1 dated July 24, 2020
99.20	National Instrument 62-103 Appendix E Form 62-103F1 dated July 24, 2020
99.21	Form 51-102F3 Material Change Report dated July 24, 2020
99.22	Routemaster Capital Inc. Condensed Interim Financial Statements for the three and six months ended June 30, 2020 and 2019 dated July 31, 2020
99.23	Routemaster Capital Inc Management’s Discussion and Analysis for three and six months ended June 30, 2020 dated July 31, 2020
99.24	Form 52-109FV2 Certification of Interim Filings dated July 31, 2020 (CEO)
99.25	Form 52-109FV2 Certification of Interim Filings dated July 31, 2020 (CFO)
99.26	News release dated September 11, 2020
99.27	Form 51-102F3 Material Change Report dated September 15, 2020
99.28	Royalty Purchase Agreement between Routemaster Capital Inc and 2776234 Ontario Inc. dated September 11, 2020
99.29	News release dated October 6, 2020
99.30	News release dated October 7, 2020
99.31	Routemaster Capital Inc. Condensed Interim Financial Statements for the three months ended September 30, 2020 and 2019 dated October 30, 2020
99.32	Routemaster Capital Inc Management’s Discussion and Analysis for three and nine months ended September 30, 2020 dated October 30, 2020
99.33	Form 52-109FV2 Certification of Interim Filings dated October 30, 2020 (CEO)

99.34	Form 52-109FV2 Certification of Interim Filings dated October 30, 2020 (CFO)
99.35	News release dated November 16, 2020
99.36	News release dated November 18, 2020
99.37	Form 51-102F3 Material Change Report dated November 24, 2020
99.38	News release dated November 26, 2020
99.39	News release dated December 10, 2020
99.40	News release dated December 29, 2020
99.41	News release dated December 30, 2020
99.42	Form 51-102F3 Material Change Report dated December 30, 2020
99.43	News release dated January 4, 2021
99.44	News release dated January 8, 2021
99.45	Notice of Meeting and Record Date dated January 11, 2021
99.46	News release dated January 12, 2021
99.47	News release dated January 14, 2021
99.48	News release dated January 19, 2021
99.49	News release dated January 27, 2021
99.50	News release dated January 28, 2021
99.51	Notice of Meeting dated January 29, 2021
99.52	Management Information Circular dated February 1, 2021
99.53	Form of Proxy dated February 1, 2021
99.54	News release dated February 3, 2021
99.55	TSX Trust Company Memo dated February 5, 2021
99.56	Form 51-102F3 Material Change Report dated February 8, 2021
99.57	News release dated February 12, 2021
99.58	News release dated February 16, 2021
99.59	Form 51-102F3 Material Change Report dated February 16, 2021
99.60	News release dated February 18, 2021
99.61	News release dated February 24, 2021
99.62	News release dated February 26, 2021
99.63	Articles of Amendment of Routemaster Capital Inc. dated February 26, 2021
99.64	News release dated March 2, 2021
99.65	News release dated March 9, 2021
99.66	News release dated March 12, 2021
99.67	Form 51-102F3 Material Change Report dated March 16, 2021
99.68	News release dated March 19, 2021
99.69	News release dated March 22, 2021
99.70	News release dated March 23, 2021
99.71	Form 45-106F1 Report of Exemption Distribution dated March 23, 2021
99.72	News release dated March 25, 2021
99.73	Form 13-502F1 Class 1 and Class 3B Reporting Issuers-Participation Fee dated March 31, 2021
99.74	Management Discussion and Analysis for year ended December 31, 2020 dated March 31, 2021
99.75	Form 52-109F1 Certification of Annual Filings Full Certificate dated March 31, 2021 (CEO)
99.76	Form 52-109F1 Certification of Annual Filings Full Certificate dated March 31, 2021 (CFO)
99.77	Annual Information Form for the financial year ended December 31, 2020 dated March 31, 2021
99.78	Audited Annual Financial Statements dated March 31, 2021
99.79	News release dated April 1, 2021
99.80	News release dated April 1, 2021
99.81	News release dated April 7, 2021
99.82	News release dated April 9, 2021
99.83	Form 51-102F4 Business Acquisition Report dated April 9, 2021
99.84	Form 51-102F3 Material Change Report dated April 9, 2021
99.85	News release dated April 14, 2021
99.86	News release dated April 19, 2021

99.87	News release dated April 21, 2021
99.88	News release dated April 22, 2021
99.89	News release dated April 23, 2021
99.90	News release dated April 23, 2021
99.91	News release dated May 12, 2021
99.92	News release dated May 14, 2021
99.93	Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2021 and 2020 dated May 14, 2021
99.94	Management’s Discussion and Analysis for the three months ended March 31, 2021 dated May 14, 2021
99.95	Form 52-109F2 Certification of Interim Filings dated May 14, 2021 (CEO)
99.96	Form 52-109F2 Certification of Interim Filings dated May 14, 2021 (CFO)
99.97	News release dated May 18, 2021
99.98	News release dated May 20, 2021
99.99	News release dated June 1, 2021
99.100	News release dated June 8, 2021
99.101	News release dated June 14, 2021
99.102	News release dated June 16, 2021
99.103	News release dated July 6, 2021
99.104	News release dated July 20, 2021
99.105	Notice of the Meeting and Record date dated July 26, 2021
99.106	News release dated August 3, 2021
99.107	Form 51-102F4 Business Acquisition Report dated August 9, 2021
99.108	News release dated August 9, 2021
99.109	News release dated August 12, 2021
99.110	Change of Auditor Notice dated August 13, 2021
99.111	Letter from Successor Auditor dated August 13, 2021
99.112	Letter from Former Auditor dated August 13, 2021
99.113	Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2021 and 2020 dated August 13, 2021
99.114	Management’s Discussion and Analysis for three and six months ended June 30, 2021 dated August 13, 2021
99.115	Form 52-109F2 Certification of Interim Filings dated August 13, 2021 (CEO)
99.116	Form 52-109F2 Certification of Interim Filings dated August 13, 2021 (CFO)
99.117	News release dated August 16, 2021
99.118	Notice of Meeting dated August 15, 2021
99.119	Management Information Circular
99.120	News release dated August 16, 2021

99.121	News release dated August 19, 2021
99.122	TSX Trust Company Memo dated August 23, 2021
99.123	News release dated August 24, 2021
99.124	News release dated August 31, 2021
99.125	News release dated September 7, 2021
99.126	News release dated September 8, 2021
99.127	News release dated September 13, 2021
99.128	News release dated September 13, 2021
99.129	News release dated September 16, 2021
99.130	News release dated September 20, 2021
99.131	News release dated October 4, 2021
99.132	News release dated October 5, 2021
99.133	Notice of Meeting and Record Date dated October 13, 2021
99.134	News release dated October 15, 2021
99.135	News release dated October 18, 2021
99.136	News release dated October 19, 2021
99.137	News release dated October 26, 2021
99.138	News release dated October 28, 2021
99.139	Notice of Meeting dated October 27, 2021
99.140	Management Information Circular dated October 27, 2021
99.141	Form of Proxy dated October 28, 2021
99.142	News release dated November 1, 2021
99.143	News release dated November 2, 2021
99.144	News release dated November 3, 2021
99.145	Notice of Mailing dated November 4, 2021
99.146	Consent of McGovern Hurley LLP

* The descriptive headings in this list are for convenience purposes only.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Defi Technologies Inc.

Date: November 10, 2021	By:	/s/Russell Starr
Russell Starr
Chief Executive Officer and Executive Chairman